Filed Pursuant to Rule 433
Registration No. 333-186969
August 12, 2013

PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated August 12, 2013)

Issuer:	Georgia Power Company
Security:	Series 2013C Floating Rate Senior Notes due August 15, 2016
Expected Ratings:*	A3/A/A+ (Moody's (Stable)/Standard & Poor's (Negative)/Fitch (Stable))
Size:	$200,000,000
Public Offering Price:	100%
Maturity Date:	August 15, 2016
Optional Redemption Terms:	Callable in whole or in part on or after August 15, 2014 at par
Interest and Interest Payment Dates:
Floating rate based on the three-month LIBOR rate (calculated as described in the Preliminary Prospectus Supplement), plus 0.40%, reset quarterly, and payable on February 15, May 15, August 15 and November 15 of each year, commencing November 15, 2013

Day Count Convention / Business Day Convention:	Actual / 360; Modified Following, Adjusted
Format:	SEC Registered
CUSIP/ISIN:	373334 KC4 / US373334KC44
Trade Date:	August 12, 2013
Expected Settlement Date:	August 16, 2013 (T+4)
Joint Book-Running Managers:	Barclays Capital Inc. SunTrust Robinson Humphrey, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Georgia Power Company collect at 1-404-506-0791, Barclays Capital Inc. toll-free at 1-888-603-5847 or SunTrust Robinson Humphrey, Inc. toll-free at 1-800-685-4786.